Exhibit 99.1

SciSparc Enters Into Letter of Intent with an E-commerce Company to Establish a Joint Venture to Market and Develop a New Product Line

The new line of products will be in the fields of quality health and lifestyle products such as nutritional and dietary supplements for various purposes

TEL AVIV, Israel, Nov. 15, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced it has entered into a letter of intent (“LOI”) with Jeffs’ Brands Ltd (“Jeffs’ Brands”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, to establish a joint venture (“JV”) for the development of a new food supplements product line and its online marketing.

The LOI contemplates that the two companies will form a JV in which they each own 50%. The transaction will be subject to the negotiation and preparation of definitive documentation.

Upon entry into definitive documentation, SciSparc will be responsible for the development of the new product line that will be marketed by Jeffs’ Brands as part of the JV. A decision regarding which products to develop will be made by the two companies and will be based on Jeffs’ Brands’ advanced technology analysis of in-demand products with potential high profitability. Mr. Oz Adler, the Chief Executive Officer of the Company, is the Chairman of Jeff’s Brands and the Chairman of the Company is a director of Jeff’s Brands.

About SciSparc Ltd. (Nasdaq: SPRC)

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About SciSparc Nutraceuticals Inc.

SciSparc owns Wellution™, a brand that sells dozens of hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASINs”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, which was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

About Jeffs’ Brands Ltd (Nasdaq: JFBR)

Jeffs’ Brands Ltd is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through its stellar team’s insight into the FBA Amazon business model, Jeff’s Brands is using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential to enter into definitive documentation with respect to a JV with Jeff’s Brands and potential new product lines. However, the parties may not ultimately reach agreement on a definitive JV agreement and the transactions contemplated by the LOI may not occur. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055